PARKER DRILLING COMPANY
5 Greenway Plaza, Suite 100
Houston, TX 77046
(281) 406-2000
November 25, 2019
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention: David M. Plattner
Special Counsel
Office of Mergers and Acquisitions

Re:	Parker Drilling Company Schedule 13E-3/A filed by Parker Drilling Company Filed October 21, 2019 File No. 005-37314
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 21, 2019
File No. 001-07573
Ladies and Gentlemen:
Set forth below are the responses of Parker Drilling Company (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2019, with respect to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (File No. 001-07573), filed with the Commission on October 21, 2019.
The Company is concurrently filing the Definitive Proxy Statement on Schedule 14A (File No. 001-07573) (the “Definitive Proxy Statement”) via EDGAR as well as Amendment No. 2 to Schedule 13E-3 (File No. 005-37314). The Definitive Proxy Statement reflects responses to your comments, as indicated below.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Definitive Proxy Statement unless otherwise specified. Unless indicated otherwise, capitalized terms used but not defined herein shall have the meaning given to them in the Definitive Proxy Statement.

Schedule 14A
General

1.	Please disclose in the filing your responses to prior comments 7, 8, 14, and 15.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosures on pages 33-34, 63 and 73 of the Definitive Proxy Statement to include our responses to prior comments 7, 8, 14 and 15.

2.
The disclosure indicates parenthetically that the Finance and Strategic Planning Committee recommended the Transaction “by a unanimous vote of directors present.” Please disclose which directors were not present for such vote.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 40 and 56 of the Definitive Proxy Statement to disclose that L. Spencer Wells was not present for the vote the Finance and Strategic Planning Committee held to recommend the Transaction on September 26, 2019.
Summary Term Sheet, page 3

3.
We note the references in this section and elsewhere in the filing to information available to the Company as of September 24. Please provide updated information as close to the amended filing date as reasonably practicable.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has updated information throughout the Definitive Proxy Statement as close to the filing date of the Definitive Proxy Statement as reasonably practicable.

4.
We note the references on page 12 and elsewhere in the filing to the “total cash requirement” of the Stock Splits. Please revise the disclosure so that it is clear which figures include costs and fees and which do not.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosures on pages 12, 15, 24, 44, 54, 79 and 98 of the Definitive Proxy Statement to make clear which figures include costs and fees and which do not.
* * * * * * * *

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact Daniel Fisher of Akin Gump Strauss Hauer Feld LLP at (212) 872-7450.
Very truly yours,
/s/ Jennifer F. Simons
Jennifer F. Simons
Vice President, General Counsel and Secretary

cc:	Daniel Fisher, Akin Gump Strauss Hauer & Feld LLP Alan J. Feld, Akin Gump Strauss Hauer & Feld LLP